

07000690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
PROCESSING
FEB 2 3 2007
152
WASH, D.C.
SECTION

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SEC FILE NUMBER
8-9312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PHILLIPS CAPITAL, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street, Suite 500
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Donovan (303) 629-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD, (City) CO (State) 80237 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Phillips Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENELLE COX
NOTARY
PUBLIC
STATE OF COLORADO

Signature

CFO

Title

Jenelle Cox

Notary Public

My Commission Expires: 2/3/2011

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS CAPITAL, INC.

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Phillips Capital, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 22, 2007
Denver, Colorado

PHILLIPS CAPITAL, INC.

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	360,367
Commissions receivable		170,649
Total assets	$	531,016

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	74,134
Accounts payable and accrued expenses		8,733
Accrued expenses - officers		87,803
Total liabilities		170,670
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.10 par value, 250,000 shares authorized; 33,000 shares issued and outstanding		3,300
Additional paid-in capital		160,601
Common stock in treasury, 27,815 shares at cost		(278,487)
Retained earnings		474,932
Total stockholder's equity		360,346
Total liabilities and stockholder's equity	$	531,016

See notes to financial statements.

PHILLIPS CAPITAL, INC.

Statement of Income
For the Year Ended December 31, 2006

Revenues	
Underwriting income	$ 3,717,904
Commissions	346,865
Other	38,406
Total revenues	4,103,175
Expenses	
Officer salaries	1,832,466
Office salaries and benefits	1,358,952
Consulting fees - related party	382,370
Other operating	396,513
Occupancy	79,285
Total expenses	4,049,586
Net income	$ 53,589

See notes to financial statements.

PHILLIPS CAPITAL, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Common Stock in Treasury	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 2005	$ 4,400	$ 160,601	$ (177,335)	$ 421,343	$ 409,009
Redemption of stock	(1,100)	-	(101,152)	-	(102,252)
Net income	-	-	-	53,589	53,589
Balance - December 31, 2006	$ 3,300	$ 160,601	$ (278,487)	$ 474,932	$ 360,346

See notes to financial statements.

PHILLIPS CAPITAL, INC.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 53,589
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	(130,415)
Accounts receivable - other	8,025
Prepaid expenses	4,056
Commissions payable	71,211
Accounts payable and accrued expenses	7,633
Accrued expenses - officers	16,418
	(23,072)
Net cash provided by operating activities	30,517
Cash flows from investing activities	
Collection of note receivable	300,000
Net cash provided by investing activities	300,000
Cash flows from financing activities	
Repurchase of stock	(102,252)
Net cash used in financing activities	(102,252)
Net increase in cash and cash equivalents	228,265
Cash and cash equivalents - beginning of year	132,102
Cash and cash equivalents - end of year	$ 360,367

See notes to financial statements.

PHILLIPS CAPITAL, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Phillips Capital, Inc. (the Company) is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business.

The Company operates pursuant to paragraph (k)(1) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. All customer funds and securities received, if any, are promptly transmitted. In addition, the Company's broker/dealer transactions are limited primarily to redeemable securities of registered investment companies. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and receivables. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Receivables

At the time the receivables are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the debtor. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. Management has determined that no reserve for doubtful accounts is necessary as of December 31, 2006.

Property and Equipment

All property and equipment, stated at cost and having an aggregate cost of $143,799, was fully depreciated at December 31, 2006.

Revenue Recognition

Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is an S Corporation as defined by the Internal Revenue Code. In lieu of corporate income taxes, the stockholder is taxed on 100% of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Employee Benefit Plans

The Company maintains a money purchase pension plan and profit sharing and 401(k) plan which covers substantially all employees. Contributions to the money purchase pension plan and the 401(k) component of the profit sharing plan are both based on minimum funding percentage requirements and eligible salaries. Contributions to the non 401(k) component of the profit sharing plan are made at the discretion of the Company. The Company's contributions are vested to the participant upon entrance to the plan. The Company's contributions were $79,626 during the year ended December 31, 2006.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2006, the net capital data is as follows:

Net Capital	Net Capital Requirement	Aggregate Indebtedness	Net Capital Ratio
$189,697	$11,378	$170,670	0.90 to 1

Note 4 - Lease Obligations

On January 1, 2005, the Company renewed the lease agreement for its office facilities with a related partnership (the Company stockholder is a partner in the lessor) for a 60-month period, which provides for monthly payments ranging from $4,100 to $5,000 throughout the term of the lease. The Company also leases equipment with an unrelated party with a monthly payment of $430 for a 60-month period.

Note 4 - Lease Obligations (continued)

Minimum lease payments for the initial non-cancelable portion of the office and equipment leases in effect at December 31, 2006 are as follows:

Year Ending December 31,		
2007	$	61,560
2008		65,160
2009		65,160
2010		5,160
2011		4,730
Total minimum lease payments	$	201,770

Total rent expense for the year ended December 31, 2006 was $55,699.

Note 5 - Commitments and Contingencies

Other Contingencies

During the normal course of business, the Company is subject to inquiries by the Securities and Exchange Commission as well as the National Association of Securities Dealers. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

Note 6 - Stock Redemption

During 2006, the Company acquired 100% of the stock owned by the Company's minority stockholder for $102,252.

Note 7 - Significant Customers

During 2006, four customers accounted for approximately 79% of underwriting income. As of December 31, 2006, one customer accounted for approximately 68% of commissions receivable.

SUPPLEMENTARY SCHEDULE

PHILLIPS CAPITAL, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital	
Total stockholder's equity	$ 360,346
Deductions	
Commissions receivable	170,649
Total deductions	170,649
Net capital	$ 189,697
Aggregate Indebtedness	
Commissions payable	$ 74,134
Accounts payable and accrued expenses	8,733
Accrued expenses - officers	87,803
Total aggregate indebtedness	$ 170,670
Computation of Basic Net Capital Requirements	
Required minimum net capital (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 11,378
Net capital in excess of minimum requirement	$ 178,319
Ratio of aggregate indebtedness to net capital	0.90

Reconciliation with Company's computation:

There is no material difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2006 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Phillips Capital, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Phillips Capital, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

Board of Directors and Stockholder
Phillips Capital, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc,. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 22, 2007
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

February 22, 2007

Board of Directors and Stockholder
Phillips Capital, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Phillips Capital, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We consider the following deficiencies to be significant deficiencies in internal control:

1. A key element of internal controls is the segregation of duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. The lack of segregation of duties is inherent in the Company's limited accounting staff size making it not always practical or possible for a complete separation of duties, however, certain steps could be to taken to separate certain incompatible duties.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and currently identified financial statement users and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



Ehrhardt Keefe Steiner & Hottman PC

END